July 20, 2009

Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Heathcare Services

Securities and Exchange Commission

Washington DC 20549

Mail Stop 3561

Re:	Golden Pond Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-33798

Dear Ms. Jenkins:

We received your letter dated July 1, 2009 regarding your comments for our filings. Here are our responses to these comments.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

1.	Please revise your disclosure to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e) and replace the term disclosure controls with disclosure controls and procedures, as disclosure controls is not a term defined in the Exchange Act Rule 13a-15(e)

We have revised Item 9A as follows to reflect your comment:

Disclosure controls and procedures reporting as promulgated under the Exchange Act is defined as controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our Chairman and President and our Chief Financial Officer and Secretary have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 and have concluded that these disclosure controls and procedures are effective.

2.	Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. Please revise your Form 10-K to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your disclosure controls and procedures required by paragraph (b) of the Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to item 307 of Regulation S-K.

We have revised the “Evaluation of Disclosure Controls and Procedures” section in Item 9A as follows to reflect your comment:

Disclosure controls and procedures reporting as promulgated under the Exchange Act is defined as controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chairman and President and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our Chairman and President and our Chief Financial Officer and Secretary have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 and have concluded that these disclosure controls and procedures are effective.

Section 302 Certifications – Exhibit 31

3.	Please amend the Section 302 Certifications filed with your December 31, 2008 Form 10-K to add the introductory language referencing internal control over financial reporting in paragraph 4, as required by Exhibit 601(b)31 of Regulation S-K.

We have revised the Section 302 Certifications by adding the following in the introductory language in paragraph 4 to reflect your comment:

and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))

Form 10-Q for the fiscal quarter ended March 31, 2009

Item 4, Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

4.	Based on your disclosure, it appears to us that your principal executive officer and principal financial officer only concluded that your disclosure controls and procedures were effective in timely alerting them to material information relative to the Company required to be disclosed in periodic filings with the SEC. Please revise your Form 10-Q to disclose the conclusion of your principal executive officer and principal financial officer, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your disclosure controls and procedures required by paragraph (b) of the Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to item 307 of Regulation S-K.

We have revised the “Evaluation of Disclosure Controls and Procedures” section in Item 4 as follows to reflect your comment:

We maintain “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company has evaluated the effectiveness of the design and operation of its disclosure controls and procedures under the supervision of and with the participation of management, including the principal executive officer and principal financial officer as of the end of the period covered by this Report. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective.

The company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen F. Wiggins

Stephen F. Wiggins

President and Chairman of the Board

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